SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARI Network Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

001930205

(CUSIP No.)

Kathryn M. Buono

Vice President, General Counsel and Secretary

Briggs and Stratton Corporation

12301 West Wirth Street

Wauwatosa, Wisconsin 53222

(414) 253-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 001930205

(1)	Name of reporting person Briggs & Stratton Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization. Wisconsin
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 840,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 840,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 840,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11). 4.9%
(14)	Type of reporting person (see instructions) CO

Item 1.	Security and Issuer

This amendment No. 3 to Schedule 13D is being filed by Briggs & Stratton Corporation (the “Company”), 12301 West Wirth Street, Wauwatosa, Wisconsin 53222, related to its beneficial ownership of shares of common stock, $0.001 par value (the “Common Stock”), of ARI Network Services, Inc. (“ARI”).

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number and percentage of the shares of Common Stock beneficially owned by the Company: 840,000 shares, representing 4.9% of the 17,173,273 shares of Common Stock of ARI outstanding as of December 4, 2015, as reported in ARI’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015, which was filed with the Securities and Exchange Commission, on December 15, 2015.

(b) The Company has the sole power to vote, to direct the vote, to dispose and to direct the disposition of the 840,000 shares of Common Stock of ARI owned by it.

(c) Neither the Company nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in securities of ARI during the past 60 days.

(d) No person, except for the Company, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of ARI covered by this Amendment No. 3 to Schedule 13D.

(e) The Company is no longer the beneficial owner of more than 5% of the Common Stock solely as a result of an increase in the number of outstanding shares of Common Stock of ARI.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIGGS & STRATTON CORPORATION

By:	/s/ Kathryn M. Buono

Name:	Kathryn M. Buono
Title:	Vice President, General Counsel and Secretary

Date:	February 2, 2016